

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Cindy Xiaofan Wang
Chief Financial Officer and Executive Vice President
Trip.com Group Ltd
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

  Re: Trip.com Group Ltd
    Form 20-F for Fiscal Year Ended December 31, 2019
    Filed April 9, 2020
    File No. 001-33853

Dear Ms. Wang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services